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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 12)


                                TRIBUNE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock (Without Par Value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  896047 10 7
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                                 (CUSIP Number)

                            Thomas E. Chomicz, Esq.
                              Quarles & Brady LLP
                      500 West Madison Street, Suite 3700
                            Chicago, Illinois  60661
                                 (312) 715-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 12, 2006
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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CUSIP No. 896047 10 7               SCHEDULE 13D                Page 2 of 5
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1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Robert R. McCormick Tribune Foundation
    I.R.S. Identification No. 36-3689171
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]

    (b) [ ]

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    00
--------------------------------------------------------------------------------
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
    to Items 2(d) OR 2(e)
    [ ]
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Illinois
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    28,023,788
   Shares     ------------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    -0-
Owned by Each ------------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    28,023,788
   Person     ------------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     28,023,788
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
     [ ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     11.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP No. 896047 10 7            SCHEDULE 13D

                        AMENDMENT NO. 12 TO SCHEDULE 13D

     This Amendment No. 12 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed to report the closing of the transaction contemplated by the Stock Purchase Agreement dated May 26, 2006 between the Issuer and the Foundation (the "Purchase Agreement") pursuant to which the Foundation agreed to sell a portion of its shares of common stock of the Issuer ("Common Stock") to the Issuer. The Foundation's execution of the Purchase Agreement was reported in Amendment No. 11 to the Foundation's Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following:

         On July 12, 2006, the Foundation sold to the Issuer 8,958,200 shares of Common Stock for a purchase price of $32.50 per share pursuant to the Purchase Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) are hereby amended and restated in their entirety to report that:

     (a) As of the date hereof, the Foundation beneficially owns 28,023,788 shares of Common Stock, which represents approximately 11.3% of the outstanding shares of Common Stock. This percentage is based upon the Foundation's calculation of the number of Shares of Common Stock of the Issuer currently outstanding: (i) 302,663,844 shares of Common Stock shown as issued and outstanding as of May 15, 2006 according to the Issuer Tender Offer Statement on Schedule TO-I filed by the Issuer with the Commission on May 30, 2006, minus
(ii) 45,026,835 shares of Common Stock accepted by the Issuer pursuant to its tender offer, as reported in Amendment No. 8 to Schedule TO-I filed by the Issuer with the Commission on June 30, 2006, minus (iii) 8,958,200 shares of Common Stock of the Foundation repurchased by the Issuer pursuant to the Purchase Agreement, and minus (iv) 1,041,800 shares of Common Stock repurchased as of the date hereof by the Issuer from the Cantigny Foundation pursuant to a stock purchase agreement similar to the Purchase Agreement. The resulting number of 247,637,009 outstanding shares excludes 83,441,765 shares of Common Stock held by subsidiaries and affiliates of the Issuer. The percentage that is reported on the cover page of this Amendment No. 12 to Schedule 13D is based upon the foregoing calculation.

     (b) The Foundation has the sole voting and dispositive power over the 28,023,788 shares of Common Stock it beneficially owns.

                                       3
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CUSIP No. 896047 10 7            SCHEDULE 13D


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Item 6 is amended to add the following:

     On July 12, 2006, the Foundation sold to the Issuer 8,958,200 shares of Common Stock for a purchase price of $32.50 per share pursuant to the Purchase Agreement.



                                       4
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CUSIP No. 896047 10 7            SCHEDULE 13D

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



July 12, 2006                             ROBERT R. McCORMICK TRIBUNE
                                          FOUNDATION


                                          By: /s/ David L. Grange
                                              ----------------------
                                              David L. Grange
                                              President

                                       5